Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated May 13, 2011
Relating to Prospectus Dated February 3, 2010
Registration Statement No. 333-153167
Biodel to Raise $30 Million through Registered Direct Offering
DANBURY, Conn., May 13, 2011 /PRNewswire via COMTEX News Network/ — Biodel Inc. (Nasdaq: BIOD) today announced that it has entered into definitive agreements with a group of institutional investors, including Great Point Partners, LLC and Orbimed Advisors, LLC, to sell approximately 12.2 million shares of its common stock, 1.7 million shares of its Series A Convertible Preferred Stock and warrants to purchase 9.0 million shares of its common stock. These securities are being sold as units, with each unit consisting of one share of common stock and a warrant to purchase 0.65 of a share of common stock. However, certain investors are also purchasing units that consist of one share of Series A Convertible Preferred stock and a warrant to purchase 0.65 of a share of common stock in addition to the units comprised of common stock and a warrant to purchase 0.65 of a share of common stock. The Series A Convertible Preferred Stock is non-voting. Each share of Series A Convertible Preferred Stock is convertible into one share of Biodel’s common stock, provided that conversion will be prohibited if, as a result, the holder and its affiliates would own more than 9.98% of the total number of Biodel shares of common stock outstanding following conversion.
The investors have agreed to purchase the units for a negotiated price of $2.16 per unit, resulting in gross proceeds to Biodel, before deducting placement agents’ fees and estimated offering expenses, of approximately $30 million. The offering is expected to close on or about May 18, 2011, subject to customary closing conditions. William Blair & Company, L.L.C. acted as sole lead placement agent for the offering and JMP Securities LLC acted as co-placement agent.
The per share exercise price of the warrants is $2.48. The warrants will be exercisable beginning on the original date of issuance and will expire on the date that is five years after the original issuance date.
Biodel has filed a registration statement (including a prospectus) with the SEC for the securities offering described in this communication. Before you invest, you should read the prospectus in that registration statement and other documents Biodel has filed with the SEC for more complete information about Biodel and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained by contacting William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606, attention: Equity Capital Markets, telephone 312-236-1600, or JMP Securities LLC, 600 Montgomery Street, Suite 1100, San Francisco, CA 94111, attention: Equity Capital Markets, telephone 415-835-8900.
About Biodel Inc.
Biodel Inc. is a specialty biopharmaceutical company focused on the development and commercialization of innovative treatments for diabetes that may be safer, more effective and more convenient for patients. Biodel develops its product candidates by applying its proprietary formulation technologies to existing drugs in order to improve their therapeutic profiles.
Safe-Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning the Company’s expectations related to the closing of the offering. Forward-looking statements represent our management’s judgment regarding future events. The Company’s forward-looking statements are subject to a number of known and unknown risks and uncertainties, many of which are beyond its control, including risks related to closing of the contemplated offering, that could cause actual results, performance or achievements to differ materially from those described in the forward- looking statements. For additional disclosure regarding these and other risks faced by Biodel, see the disclosure contained in its public filings with the SEC available on the SEC’s website at www.sec.gov. These forward-looking statements represent the Company’s views only as of the date they are made and should not be relied upon as representing its views as of any subsequent date. The company disclaims any obligation to update any forward-looking statements as a result of events occurring after the date of this press release.